                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

Form 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

               Filed pursuant to Section 16(a) of the Securities
                and Exchange Act of 1934, Section 17(a) of the
                 Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Persons

                 Citiventure III Private Participation Limited
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(Last)                              (First)                             (Middle)


c/o INVESCO Private Capital, Inc. , 1166 Avenue of the Americas
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                                   (Street)

New York                           New York                               10036
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(City)                             (State)                                 (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

      3/24/99
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3.   IRS Number of Reporting Person (Voluntary)

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4.   Issuer Name and Ticker or Trading Symbol

GoodNoise Corporation     -      GDNO
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5.   Relationship of Reporting Person to Issuer:
          (Check all applicable)

          _________ Director                  X     10% Owner
          _________ Officer (give           --------
                           title below)     ________Other (Specify
                                                       below)

                                        ------------------------------------

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6.   If Amendment, Date of Original (Month/Day/Year)

     N/A
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           Table 1 - - Non Derivative Securities Beneficially Owned

1.  Title of Security      2.  Amount of Securities      3.  Ownership Form:        4.  Nature of Indirect
    (Instru. 4)                Beneficially Owned            Direct (D) or              Beneficial Ownership
                               (Instru. 4)                   Indirect (I)               (Instru 5.)
                                                             (Instru. 5)
------------------------   ------------------------      ------------------------   ------------------------

------------------------   ------------------------      ------------------------   ------------------------

------------------------   ------------------------      ------------------------   ------------------------

------------------------   ------------------------      ------------------------   ------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative     2. Date Exer-    3. Title and Amount        4. Conversion    5. Ownership      6. Nature of
   Security                   cisable and      Underlying Derivative      of Exercise      Form of           Indirect
                              Expiration       Security (Instru. 4)       Price of         Derivative        Beneficial
                              Date (Month,                                Derivative       Security:         Ownership
                              Day Year)                                   Security         Direct (D)        (Instru. 5)
                           ---------------  -----------------------                        or Indirect (I)
                           Date     Expir-                    Amount                       (Instru. 5)
                           Exer-    tion                      or Number
                           cisable  Date         Title        of Shares
Series B Convertible                                                      $3.00 per
     Preferred Stock       3/24/99  None      Common Stock     645,000      Share               D                 N/A
------------------------   ------- ------     ------------   -----------   -------   ------------------------ -------------

                                                                                                              Shares are part of
Series B Convertible                                                      $3.00 per                           group over which
     Preferred Stock       3/24/99  None      Common Stock    2,688,400     Share               I             investment advisor
------------------------   ------- ------     ------------   -----------   -------   ------------------------ has sole dispositive
                                                                                                              power
                                                                                                              -------------

Explanation of Responses:

Item 2: INVESCO Private Capital, Inc. is an investment advisor registered with the US Securities and Exchange Commission under the Investment Advisors Act of 1940, as amended. Several clients, listed below, are the legal owners of the securities covered by this Form 3. Pursuant to the investment management contracts with each of these clients, INVESCO Private Capital, Inc. has sole investment discretion and voting authority with respect to such securities. INVESCO Private Capital, Inc. is the investment advisor for the following group members:
         Chancellor Private Capital Partners III, L.P., Citiventure 96 Partnership L.P., Chancellor Private Capital Offshore Partners II, L.P., Chancellor Private Capital Offshore Partners I, C.V. and Citiventure III Private Participation Limited, all of which group members share beneficial ownership of the securities described in Table II.


**Intentional misstatements or omissions of fcats constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                         __________________________________________ ____________
                         ** Signature of Reporting Person           Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is sufficient,
      See Instruction 6 for procedure.

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